

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

March 7, 2007

Mr. Murray N. Conradie
President, Chairman and Director
South Texas Oil Company
2881 CR 2880
Big Foot, TX 78005

>   **Re: South Texas Oil Company**
>   **Form 8-K**
>   **Filed March 6, 2007**
>   **File No. 0-50732**

Dear Mr. Conradie:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 8-K Filed March 6, 2007

1. We note in your filing that your former auditor was dismissed on February 8, 2007. It appears you did not file your Form 8-K for this event until March 6, 2007. Please note that disclosure of events required under Form 8-K shall be made within 4 business days of the event.

2. Your disclosure refers to an attached letter from Larry O'Donnell, CPA filed as Exhibit 16. We are unable to locate the referenced letter in your filing. Please file an amendment under cover of Form 8-KA and include the ITEM 4.01 designation, that includes the letter from the former accountant filed as an Exhibit 16.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding these comments and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief